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                              February 3, 2021

       Geoffrey Strong
       Chief Executive Officer
       Spartan Acquisition Corp. III
       9 West 57th Street, 43rd Floor
       New York, NY 10019

                                                        Re: Spartan Acquisition
Corp. III
                                                            Registration
Statement on Form S-1
                                                            Filed January 15,
2021
                                                            File No. 333-252162

       Dear Mr. Strong:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       Exhibit 4.4, page II-5

   1. We note that the form of warrant agreement filed as Exhibit 4.4 provides that any action, proceeding, or claim
arising out of or relating in any way to the agreement shall be brought and enforced in
the courts of the State of New York or the United States District
                                                        Court for the Southern
District of New York, and that the company irrevocably submits to such jurisdiction,
which jurisdiction shall be exclusive. We also note that the company waives any objection to
such    exclusive jurisdiction.    If this provision requires investors
                                                        in this offering to
bring any such action, proceeding, or claim in the courts of the State of
                                                        New York or the United
States District Court for the Southern District of New York,
                                                        please disclose such
provision in your registration statement, and disclose whether this provision applies to
actions arising under the Securities Act or Exchange Act. If the
 Geoffrey Strong
Spartan Acquisition Corp. III
February 3, 2021
Page 2
         provision applies to actions arising under the Securities Act or Exchange Act, please also add related risk factor disclosure. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the provision in the warrant agreement states this clearly.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Dale Welcome, Staff Accountant at (202) 551-3865 or John Cash,
Accounting Branch Chief at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202)
551-3345 or Asia Timmons-Pierce, Special Counsel at (202) 551-3754 with any other questions.



FirstName LastNameGeoffrey Strong                               Sincerely,
Comapany NameSpartan Acquisition Corp. III
                                                                Division of
Corporation Finance
February 3, 2021 Page 2                                         Office of
Manufacturing
FirstName LastName